Exhibit 99.1

Hi everyone,

My name is Grace Harlow and I’m an Appraiser on the acquisitions team here at Masterworks.

I am pleased to announce our latest offering: a complex, yet playful work by the iconic Jean-Michel Basquiat.

In 2021, Basquiat was the second highest-selling artist at auction behind Pablo Picasso, with total turnover of over $439 million. To provide investment quality offerings, our acquisitions team has reviewed over 200 examples of Basquiat’s work to date, from around the world, many of which are priced in excess of $10 million.

The current offering is a 1983 painting titled “xJxoxbx xAxnxaxlxixsxixsx” and was executed in what is arguably, Basquiat’s most important period. The Painting brings together key elements of the artist’s influential style, including direct references to popular culture, specifically cartoon imagery, in a concise, expressive use of language.

As of October 2022, examples similar to our Offering, which feature imagery sourced from cartoons or other media sources, have achieved prices in excess of $8 million at auction. These include: “Untitled (The Door)” (1984), which includes Xerox collage elements inspired by brand logos and sold for $8.5 million at Phillips, New York in November 2021, and “Flash in Naples” (1983), a more colorful and complex work that is comparable in scale to our Offering, which sold for almost $20 million at Christie’s, New York in November of 2021.

Between October 1989 and October 2020, auction sales of selected similar works to our offering have increased at an estimated annualized appreciation rate of 14.8%.